Stephen J. Cosgrove	One Johnson & Johnson Plaza
Vice President	New Brunswick, NJ 08933
Corporate Controller

June 28, 2011

VIA EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Johnson & Johnson Form 10-K for the Fiscal Year Ended January 2, 2011 Filed February 24, 2011 File No. 001-03215 Form 10-Q for the Quarterly Period Ended April 3, 2011 Filed May 10, 2011

Dear Mr. Rosenberg:

We have received your comment letter dated June 24, 2011, regarding the comments of the staff of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Form 10-K for the fiscal year ended January 2, 2011 and Form 10-Q for the quarterly period ended April 3, 2011.  Confirming my phone conversation today with Mr. Joel Parker, we have requested and you have agreed to an extension of our response to the comment letter to Friday, July 22, 2011.  This extension will allow us sufficient time to prepare our response to the comment letter.

If you have any questions, please contact me at 732-524-1831.

Sincerely, /s/ Stephen J. Cosgrove Stephen J. Cosgrove Vice President Corporate Controller Chief Accounting Officer